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                                                                      EXHIBIT 99

March 28, 2002

Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549-0609

RE: AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG, WALLDORF / BADEN, AS OF DECEMBER 31, 2001

Ladies and Gentlemen,

Pursuant to SEC Release No. 33-8070, we are filing this letter to disclose the representations that were made to us by ARTHUR ANDERSEN
Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH ("ARTHUR ANDERSEN") in connection with its audit of our consolidated financial statements, as of December 31, 2001.

In its letter dated March   , 2002, Arthur Andersen represented to our
Supervisory Board that Arthur Andersen's audit was subject to its quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Sincerely,


SAP AKTIENGESELLSCHAFT SYSTEME,
ANWENDUNGEN, PRODUKTE IN DER
DATENVERARBEITUNG

PROF. DR. HENNING KAGERMANN


By: /s/ Henning Kagermann
   ------------------------------
Name: Prof. Dr. Henning Kagermann
Title: Co-Chairman and CEO


DR. WERNER BRANDT


By: /s/ Werner Brandt
   ------------------------------
Name: Dr. Werner Brandt
Title: CFO